Exhibit 99.1

Ballard's Protonex Subsidiary Introduces Clean Energy Fuel Cell Propulsion Systems for Civilian Unmanned Vehicles

VANCOUVER and SOUTHBOROUGH, MA, Aug. 24, 2016 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) today announced that the company's subsidiary, Protonex, received notification from the U.S. Department of Commerce that its family of fuel cell propulsion systems are now designated as EAR99 (Export Administration Regulations 99) compliant, creating a path for commercial export and deployment in a variety of civilian unmanned vehicle applications.

Paul Osenar, President of Protonex said, "Fuel cell-powered systems offer compelling value for a range of unmanned vehicles. This EAR99 designation opens the door for export of our family of fuel cell stacks and systems to approved destinations around the globe, in order to power an extensive range of aerial, marine and land-based applications. Fuel cells are an extremely strong fit for both civilian and military uses of unmanned vehicles."

Fuel cell systems offer a number of advantages over incumbent power solutions for all types of unmanned vehicles, including –

•	Greater reliability than small internal combustion engines (ICE);
•	Lower total cost of ownership than small ICE;
•	Lower noise signature than small ICE;
•	Lower heat signature than small ICE;
•	Longer operating range than batteries– greater than 3x; and
•	Lower weight than batteries.

Products with an EAR99 designation generally do not require a license to be exported or re-exported. Today's announcement creates a path for the deployment of Protonex fuel cell systems in civilian unmanned vehicles around the globe. In the civilian environment, fuel cell-powered unmanned vehicles can be used in a range of surveying and monitoring applications, including power transmission lines, railroad facilities, mining operations, oil and gas pipelines and platforms along with other critical infrastructure.

Protonex already has considerable experience in military unmanned vehicle applications, successfully collaborating with the U.S. military in the demonstration of fuel cell system capabilities. In addition, the combined technical depth brought about through the acquisition of Protonex by Ballard in 2015, has led to an expansion of the available power range of fuel cell products, from 100 watts up to 100 kilowatts.

Further, as reported in April 2016, Protonex has provided Insitu – a wholly owned subsidiary of The Boeing Company – with a prototype fuel cell propulsion module for use in its ScanEagle unmanned aerial vehicle (UAV). The ScanEagle platform has logged over 800,000 flight hours, making it one of the most successful UAV platforms to date.

Insitu's ScanEagle is a versatile platform with multiple payload capabilities, including providing high-definition imaging at a fraction of the cost of larger UAV systems. The ScanEagle is operated in conjunction with Insitu's Mark4 Launcher, a low-maintenance, runway-independent platform, along with its SkyHook® recovery system.

Additional details and images of the Scan Eagle are available at –  http://www.insitu.com/information-delivery/unmanned-systems/scaneagle.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLD) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in power and energy. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance, customer benefits and market demand for our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 16:30e 24-AUG-16